Dechert
LLP

Bank of America Corporate Center
100 North Tryon Street
Suite 4000
Charlotte, NC 28202-4025
+1 704 339 3100 Main
+1 704 339 3101 Fax
www.dechert.com

FREDERICK H. SHERLEY

frederick.sherley@dechert.com
+1 704 339 3151 Direct
+1 704 339 3171 Fax

March 28, 2011

VIA EMAIL

Mr. Michael Kosoff
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4644

Re: Hartford Series Fund, Inc. (the "Registrant") (SEC File Nos. 333-45431 and 811-08629)

Dear Mr. Kosoff:

We are writing in response to your request provided telephonically to me on March 18, 2011, with respect to the Registrant's Post-Effective Amendment No. 77 filed on February 3, 2011 (the "Amendment"). Specifically, you requested that we explain the appropriateness of the operation of the Hartford Portfolio Diversifier Fund (the "Fund") in light of Section 17(d) of and Rule 17d-1 under the Investment Company Act of 1940, as amended ("1940 Act"), and the fiduciary duties owed to the beneficial owners of the Fund's shares by HL Advisors, LLC, the Fund's investment adviser (the "Adviser") and the Registrant's Board of Directors (the "Board").

As described in more detail below, we believe that the operation of the Fund in the manner described in the Amendment will be consistent with the requirements of Section 17(d) and Rule 17d-1, and with the appropriate exercise of the Adviser's and the Board's respective fiduciary duties.

Background

The Fund is designed to be offered solely to certain holders of variable annuity contracts issued by Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (the "Insurance Companies"). Specifically, the Fund will be made available solely as a required allocation to variable annuity contract holders who have elected a guaranteed benefit rider in connection with the Personal Retirement Manager variable annuity (the "Rider"), under which they have selected the Risk Manager Asset Allocation Model (the "Allocation"). The Fund is designed to hedge against declines in the aggregate value of the equity allocations of all holders of the Riders who have selected the Allocation.

US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC
EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

The Adviser believes that the Allocation, with its mandated investment in the Fund, will be beneficial both to investors and the Insurance Companies. In this regard, investors are expected to benefit from the ability to elect the Rider at a comparatively reduced guarantee price (in light of the performance profile of the Fund) and on comparatively better terms, than would be available in the absence of the Fund, while maintaining a decreased possibility of downside risk. Contract holders who wish to elect the Riders generally will have a choice between investing pursuant to the Allocation or pursuant to other allocations not involving investment in the Fund, but reflecting a relatively greater cost in light of this fact.

The Insurance Companies are expected to benefit from a reduced need to hedge their obligations under the Rider in their general accounts, the reduced potential risk of loss, and the potential for additional assets garnered due to the appeal to investors of the Rider, when combined with the Allocation.

As described in the Amendment, the Fund would allocate its assets among three "sleeves": (i) a sleeve designed to approximate the investment performance of the Barclays Capital Aggregate Bond Index; (ii) a sleeve designed to approximate the investment performance of the S&P 500 Index; and (iii) a sleeve designed to provide the hedge through investment in a basket of derivatives and a cash position (the "Hedge Sleeve"). The Adviser would determine the relative allocations among the sleeves and among the derivatives held in the Hedge Sleeve by means of periodically calculating the Portfolio Diversifier Benchmark (the "Benchmark") and providing the results to the investment sub-adviser, Hartford Investment Management Company (the "Sub-Adviser"). The Adviser would calculate the Benchmark using: (i) a pre-set algorithm;[1] (ii) certain pre-defined information regarding the equity allocations made by the holders of the Riders provided by the Insurance Companies (the "Holder Data"); and (iii) certain pre-defined market data provided by the Insurance Companies (the "Market Data").

The Holder Data would be based solely on factual, aggregated information relating to the holders of the Riders who have selected the Allocation and their related investment activities under their contracts that is generated by the Insurance Companies in the normal course of operating their variable annuity business. The Market Data used by the Fund would be data that is derived and used by the Insurance Companies for purposes of their own hedging programs that would not be customized or otherwise created for the Fund following its commencement of operations, unless otherwise approved by the Board. The Market Data is based on information derived from inquiries to third parties regarding valuations, such as dealer quotes and publicly available market information, applied in valuation models that are in accordance with both standard industry practice and the approaches used to value assets under Statement of Financial Accounting Standards No. 157, Fair Value Measurements and related interpretations of the Public Company

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[1]   The algorithm would be changed only with Board approval.

Accounting Oversight Board. The Sub-Adviser would manage the Fund's assets pursuant to a strategy designed to replicate the Benchmark.

During the Board's consideration of the Fund,[2] personnel of the Adviser made several presentations to the Board and to the Board's Investment Committee regarding the Fund, and disclosed, among other things, the nature of the Benchmark, its anticipated effect on the Fund's performance, the expected benefits to the beneficial owners of the Fund's shares, the expected benefits to the Insurance Companies, and the potential compliance issues posed by the Fund's strategy. The Directors engaged in a thorough deliberation of the proposal. Following this deliberation, the Board, including the disinterested members, determined to approve the creation of the Fund, its investment objective and policies, its service provider contracts and other matters necessary for the registration, launch and operation of the Fund.

In this regard, the Board has approved and the Registrant and the Adviser have adopted a policy and procedures (the "Procedures") that address: (i) the compilation and communication of the Holder Data and Market Data; (ii) the calculation of the Benchmark; and (iii) the management of the Fund's assets. The Procedures are designed to assure that (i) the Holder Data and Market Data will be compiled and communicated without manipulation intended to benefit the Insurance Companies and their affiliates to the detriment of the Fund; (ii) the Benchmark will be calculated properly using the algorithm; and (iii) the Fund's assets will be invested in a manner intended to achieve the Fund's investment objective of seeking to replicate the Benchmark. The Procedures specify the responsible parties and process for accomplishing each of these steps and provide for compliance controls to permit the Registrant's and the Adviser's Chief Compliance Officers to verify that the personnel with responsibility for each of the steps discharge their responsibilities appropriately.

Analysis

Section 17(d) and Rule 17d-1. Section 17(d) of and Rule 17d-1 under the 1940 Act generally prohibit an affiliated person of a registered investment company, or an affiliated person of such person (collectively, a "first or second tier affiliate"),[3] acting as principal, from participating in, or effecting any transaction in connection with a "joint enterprise or other joint arrangement or profit-sharing plan" in which a registered investment company is a participant (a "joint transaction"), without having received an exemptive order from the Securities and Exchange

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[2]   A majority of the Directors of the Registrant are not "interested persons" of the Registrant, within the meaning of Section 2(a)(19) of the 1940 Act.

[3]   The requirement also applies to principal underwriters of the company and their affiliated persons.

Commission ("SEC").[4] Case law has interpreted this requirement to require liberal construction to effectuate the statutory purpose of Section 17(d), but still to require "some element of 'combination'" in circumstances where the registered investment company ceases to be a "completely free agent" in order for there to be a joint transaction.[5] Subsequent Court and SEC holdings have shown that fund affiliates may under certain circumstances have relationships with the fund beyond the provision of basic advisory services without such relationships constituting prohibited joint transactions.[6] The SEC staff has stated that a joint transaction may be found when the affiliate of a fund "has both a material pecuniary incentive" in the transaction or arrangement and "the ability to cause the investment company to participate" in the transaction, and that the "the concerns of overreaching that Section 17(d) and Rule 17d-1 were designed to address are not raised . . . if an affiliated person that effects, or participates in, an aggregated transaction in which the investment company participates does not have *both* a material pecuniary incentive and the ability to cause the investment company to participate in the transaction."[7]

The Fund differs from typical registered investment companies due to: (i) the nature of the interest the Insurance Companies may be deemed to have in the operation of the Fund (*i.e.*, the Insurance Companies expect to benefit from the hedge provided by the Fund in the form of reduced potential obligations under the guarantee associated with the Rider and reduced hedging costs); and (ii) the use of the Holder Data and Market Data in implementing the Fund's investment strategy. We do not believe, however, that these features would constitute a joint transaction within the meaning of Section 17(d). The operation of the Fund does not present the "element of combination" between the Fund and its affiliates necessary to create a joint transaction. The fact that the operation of the Fund as intended would have the effect of providing benefits to both investors and the Insurance Companies does not by itself raise the concern of "overreaching" that Section 17(d) is intended to address. Rather, as stated by the staff

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[4]   Rule 17d-1(c) under the 1940 Act generally defines such a joint transaction to include any plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a fund and a first or second tier affiliate of the fund "have a joint or joint and several participation, or share in the profits of such enterprise or undertaking." An investment advisory contract subject to Section 15 of the 1940 Act is specifically excluded from the definition.

[5]   *SEC v. Talley Industries, Inc.*, 399 F.2d 396 (2d Cir. 1968), *cert. denied*, 393 U.S. 1015 (1969).

[6]   *See, e.g.*, *Bloom v. Bradford*, 480 F. Supp. 139, 145 (E.D.N.Y. 1979) and *In the Matter of Steadman Security Corporation et al.*, Release No. IC-9830 (June 29, 1977) (Commission did not find violation of Section 17(d) in case where investment manager to mutual funds deposited the funds' assets in non-interest bearing accounts at a bank at which the manager was taking personal loans).

[7]   *Massachusetts Mutual Life Insurance Company* (pub. avail. Jun. 7, 2000) ("*Mass Mutual*").

in *Mass Mutual*, the overreaching concern is present when an affiliate has the ability to "cause" the fund to participate in the transaction.

In the present case, the Fund will operate pursuant to an investment objective and strategy that has been approved by the Board, of which a majority is comprised of Directors who are not "interested persons" of the Registrant, based on full information regarding the operation of the Fund and the expected benefits to investors and the Insurance Companies. In reaching its determination, the Board took into account the fact that the Procedures that will govern the use of the Holder Data and Market Data and the generation and use of the Benchmark include safeguards and controls designed to assure that the Fund will be operated in accordance with its stated objectives and strategies, and not in a manner intended to inappropriately benefit the Insurance Companies to the detriment of the Fund and its beneficial owners. The Board's approval was based on its view that the Fund would serve the interests of future beneficial owners of the Fund's shares.

We believe that the record described above demonstrates that the Fund's affiliates did not "cause" the Fund to adopt the investment objective and strategy described in the Amendment. Rather, the Board and the Fund remained a "free agent" with respect to these matters. Therefore, we do not believe that the operation of the Fund presents the risk of overreaching by its affiliates that would give rise to the policy concerns underlying Section 17(d).

Fiduciary Duty. The Directors owe a fiduciary duty to the beneficial owners of the Fund and, as such, are obligated to observe their standards of good faith and loyalty to those shareholders. Generally, under applicable law, if directors act in good faith and with due care in discharging their responsibilities, they will be viewed as having satisfied their fiduciary obligations.

Similarly, investment advisers are deemed to owe fiduciary duties to their clients.[8] As a general matter, this duty has been interpreted to require advisers to act in good faith and in clients' best interests, with disclosure of material facts and conflicts.

We believe that the process described above by which the Fund was considered and approved demonstrates that both the Adviser and the Board have acted in a manner that is consistent with their fiduciary duties. As noted above, the Adviser made several presentations to the Board with respect to the Fund and made full disclosure of all material facts and potential conflicts. We understand that both the Adviser and the Board believe that the Fund, if operated in accordance with its investment objective and principal investment strategies and subject to the Procedures, will benefit those contract holders who determine to elect the Rider and thus invest in the Fund.

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[8]   *Capital Gains Research Bureau, Inc.,* 375 U.S. 180 (1963).

On this basis, we believe that the Adviser's proposal and Board's approval of the Fund and its operations as described herein were conducted in accordance with their fiduciary duties.

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We hope that you find this response helpful.   Please contact me at 704.339.3151 if you would like to discuss this matter further.

Very truly yours,



Frederick H. Sherley

cc: Edward P. Macdonald
       John V. O'Hanlon